                                                                January 19, 2005

                              Re:      Universal Truckload Services, Inc.
                                       Form S-1
                                       Filed November 15, 2004, as amended
                                       January 7, 2005 and January 19, 2005 File
                                       No. 333-120510


Ms. Sara W. Dunton
Branch Chief
Division of Corporate Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Dear Ms. Dunton:

         This letter responds to your letter of January 13, 2005 setting forth the accounting comments of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") regarding Amendment No. 1 to the Registration Statement on Form S-1 of Universal Truckload Services, Inc. (the "Company") filed on January 7, 2005 (the "Registration Statement").

         For your convenience, we have reproduced each of the Staff's accounting comments in this letter, using bold text, and indicated the Company's response to it below. We have also revised the Registration Statement in response to the Staff's accounting comments and are filing concurrently with this letter Amendment No. 2 to the Registration Statement ("Amendment No. 2"), which reflects these and other revisions. For the convenience of the Staff, we are also sending via courier five clean (with exhibits) paper copies of Amendment No. 2, five copies (without exhibits) marked against Amendment No. 1 and five (without exhibits) marked against the Registration Statement as originally filed on November 15, 2004.

         Page references in the text of this letter correspond to the pages of Amendment No. 2, except where otherwise indicated.

         On behalf of the Company, we advise you as follows:

ACCOUNTING COMMENTS
GENERAL

         1. PLEASE UPDATE YOUR FINANCIAL STATEMENTS AND CONSENT IN ACCORDANCE WITH RULE 3-12 OF REGULATION S-X IN YOUR NEXT AMENDMENT.

         In response to the Staff's comment, the Company has updated the consents in accordance with Rule 3-12 of Regulation S-X. We respectfully advise the Staff that the Company's financial statements are not required to be updated at this time.

CAPITALIZATION, PAGE 23

         2. PLEASE SUPPLEMENTALLY PROVIDE US WITH YOUR NUMERICAL COMPUTATION OF EACH OF THE BALANCES IN THE TABLE UNDER THE COLUMN TITLED "PRO FORMA."

         In response to the Staff's comment, we respectfully advise the staff that the balances in the Pro Forma column are taken directly from the Unaudited Pro Forma Balance Sheet on page 34, which details the computation of each of the balances.

DILUTION, PAGE 24

         3. PLEASE SUPPLEMENTALLY PROVIDE US WITH YOUR NUMERICAL COMPUTATION OF PRO FORMA NET TANGIBLE BOOK VALUE AS OF OCTOBER 2, 2004.

         In response to the Staff's comment, we respectfully advise the staff that the computation of the pro forma net tangible book value as of October 2, 2004 was derived from the Unaudited Pro Forma Balance Sheet on page 34. The pro forma net tangible book value of $(32.2) million consists of the $(20.3) million pro forma shareholder's deficit less the $3.1 million in goodwill and $8.8 million in intangible assets.

UNAUDITED PRO FORMA FINANCIAL INFORMATION, PAGE 27

         4. WE NOTE YOUR RESPONSE TO OUR PREVIOUS COMMENT 19, BUT STILL REQUIRE FURTHER INFORMATION REGARDING THE FAIR VALUE ASSESSMENT OF INTANGIBLE ASSETS ACQUIRED WITH THE PURCHASE OF AFA. THE GLOSSARY OF SFAS 141 DEFINES THE ALLOCATION PERIOD AS ENDING WHEN THE ACQUIRING ENTITY IS NO LONGER WAITING FOR INFORMATION THAT IS HAS ARRANGED TO OBTAIN AND THAT IS KNOWN TO BE AVAILABLE OR OBTAINABLE. AS SUCH, PLEASE SUPPLEMENTALLY TELL US WHAT SPECIFIC INFORMATION YOU ARE WAITING FOR THAT IS BARRING THE COMPLETION OF THE FAIR VALUE ASSESSMENT OF THE INTANGIBLE ASSETS ACQUIRED WITH THE PURCHASE OF AFA.

         In response to the Staff's comment, we respectfully advise the Staff that all of the information pertaining to the valuation of the intangible assets acquired with the purchase of AFA has been obtained. We have revised the disclosure on pages 27, F-17 and F-30 accordingly.

UNAUDITED PRO FORMA COMBINED STATEMENT OF INCOME, PAGE 28

         5. WE NOTE YOUR RESPONSE TO OUR PREVIOUS COMMENT 20, BUT FEEL THAT YOUR EXPLANATIONS NEED FURTHER REVISION, AS DESCRIBED BELOW. PLEASE NOTE THAT SIMILAR REVISIONS SHOULD BE MADE ON BOTH THE INTERIM PERIOD AND YEAR END PRO FORMA EXPLANATIONS.

                  FOOTNOTES (a) AND (b)

                  a. WE NOTE YOUR RESPONSE TO OUR PREVIOUS COMMENT 20(a). IT IS STILL UNCLEAR FROM YOUR EXPLANATIONS (a) AND
                           (B) HOW THE ADJUSTMENT OF $1,276 WAS CALCULATED. PLEASE REVISE THESE EXPLANATIONS TO INCLUDE THE COMPENSATION THAT IS BEING ELIMINATED SO THAT THE FINAL ADJUSTMENT AMOUNT MAY BE RECALCULATED FROM THE EXPLANATION PRESENTED. WE MAY HAVE FURTHER COMMENTS UPON REVIEW OF THIS INFORMATION.

                  In response to the Staff's comment, we have revised the disclosure in footnotes (a) and (b) on pages 29 and 32.

                  FOOTNOTES (d)

                  b. WE NOTE THE REVISIONS MADE IN RESPONSE TO OUR PREVIOUS COMMENT 20(c). PLEASE EXPLAIN TO US HOW THE VALUE OF $419,000 WAS CALCULATED AS IT APPEARS THAT ADDITIONAL INDEBTEDNESS OF $16.7 MILLION AT AN EFFECTIVE ANNUAL RATE OF 3.79% OVER 39 WEEKS OF A 52 WEEK YEAR WOULD YIELD APPROXIMATELY $475,000 IN INTEREST EXPENSE. SIMILARLY, IT IS UNCLEAR HOW THE VALUE OF $495,000 WAS CALCULATED GIVEN THAT ADDITIONAL INDEBTEDNESS OF $16.7 MILLION AT AN EFFECTIVE ANNUAL RATE OF 3.79% FOR A FULL YEAR WOULD YIELD APPROXIMATELY $633,000 OF INTEREST EXPENSE. PLEASE ALSO ADD THE WEIGHTED AVERAGE EFFECTIVE RATE OVER THE PERIOD TO YOUR EXPLANATION, AS THIS MAY CLARIFY THE CALCULATION.

                  In response to the Staff's comment, we supplementally advise the Staff that the value of $419,000 was calculated based on the $16.9 million borrowed in connection with the acquisitions of AFA and NYP, multiplied by the average interest rate under our secured line of credit for the periods presented. For the thirty-nine weeks ended October 2, 2004, the calculation of the $419,000 is based on $16.9 million multiplied by 2.48% (the average rate for the period of 3.31% multiplied by 75% to give effect to a thirty-nine week period). For the year ended December 31, 2003 the calculation of the $495,000 is based on $16.9 million multiplied by 2.93%, the average rate for the period. We also have revised the disclosure in footnote (d) on pages 29 and 32.

                  FOOTNOTE (f)

                  c. PLEASE PROVIDE THE CALCULATION OF THE NUMBER OF SHARES ISSUED FOR THE PORTION OF CASH DIVIDENDS PAYABLE IN THE FRONT OF THE FILING AS WELL, INCLUDING THE CALCULATION OF THE NET INCOME USED. A CROSS-REFERENCE TO THIS CALCULATION SHOULD BE PRESENTED VIA FOOTNOTE WHEREVER THE PRO FORMA SHARES OR EARNINGS PER SHARE ARE DISCUSSED. PLEASE NOTE THIS

                           INCLUDES FOOTNOTE (1) IN THE SELECTED FINANCIAL DATA AND THE EPS FOOTNOTE IN THE FINANCIAL STATEMENTS.

                  In response to the Staff's comment, we have revised the disclosure in footnote (1) on pages 7 and 38 to refer to footnote (f) on pages 30 and 33. We have also expanded the disclosure in footnote
         (f) on pages 30 and 33.

                  OTHER

                  D. PLEASE REVISE YOUR PRESENTATION ON THE FACE OF THE PRO FORMA STATEMENT OF INCOME TO INCLUDE THE ADJUSTMENT DESCRIBED IN FOOTNOTE (g) AND (h).

                  In response to the Staff's comment, we have revised the presentation on the face of the unaudited pro forma statement of income on pages 28 and 31 to include the adjustments described in footnotes
         (g) and (h) on page 30 and 33.

UNAUDITED PRO FORMA BALANCE SHEET, PAGE 35

         6. WE NOTE YOUR RESPONSE TO OUR PREVIOUS COMMENT 21, BUT FEEL THAT YOUR EXPLANATIONS NEED FURTHER REVISION, AS DESCRIBED BELOW.

                  a. BASED UPON THE HISTORICAL FINANCIAL STATEMENTS INCLUDED IN THE FILING, THE BALANCES PRESENTED FOR NYP DO NOT APPEAR TO CONSTITUTE "ACTUAL" BALANCES. PLEASE REVISE YOUR PRESENTATION TO CLEARLY INDICATE WHAT THEY REPRESENT AND HOW THEY WERE DERIVED.

                  In response to the Staff's comment, we have included the disclosure in footnote (a) on page 35.

                  b. PLEASE REVIEW YOUR DISCLOSURE OF THIS TRANSACTION THROUGHOUT YOUR FILING AS THE VALUES APPEAR INCONSISTENT IN SIMILAR DISCLOSURE LOCATED ELSEWHERE IN THE DOCUMENT.

                  In response to the Staff's comment, we have revised the disclosure on pages 26, 41, F-17 and F-31 to be consistent throughout the Registration Statement.

                  c. IT IS UNCLEAR HOW ADJUSTMENT (c) AFFECTS THE CHANGE IN BALANCE TO YOUR LINE OF CREDIT. IT APPEARS THIS ADJUSTMENT SHOULD ONLY CONSIST OF THE $500,000 USED TO PAY A PORTION OF THE CASH DIVIDEND DESCRIBED IN FOOTNOTE (a) AND THE INCURRENCE OF $1.575 MILLION OF INDEBTEDNESS INCURRED IN THE NYP ACQUISITION.

                  In response to the Staff's comment, we supplementally advise the Staff that footnote (d) assumes that the Company is required to borrow the $94,000 paid to CenTra as part of this transaction, because it does not have any available cash on the pro forma balance sheet. We further supplementally advise the Staff that the pro forma adjustment to the line of credit consists of $1,575,000 borrowed in connection with the acquisition of

         AFA, plus $544,000 borrowed to complete the payment of the $3.1 million dividend to CenTra, plus the $94,000 paid in connection with the transaction disclosed in footnote (d).

                  FOOTNOTE (i)

                  d. PLEASE REVISE FOOTNOTE (i) ON PAGE 35 TO INCLUDE THE MATURITY DATES OF THE DEBT BEING REPAID WITH OFFERING PROCEEDS.

                  In response to the Staff's comment, we have revised the disclosure in footnote (j) on page 35.

                  OTHER

                  e. PLEASE ADD THE APPROPRIATE FOOTNOTED EXPLANATIONS TO THE $(30,253) ADJUSTMENT TO EQUITY.

                  In response to the Staff's comment, we have revised the disclosure on page 34.

FINANCIAL STATEMENTS OF UNIVERSAL TRUCKLOAD SERVICES AS OF DECEMBER 31, 2003 CONSOLIDATED STATEMENTS OF INCOME, PAGE F-5

         7. WE NOTE THAT YOU WILL REVISE YOUR PRESENTATION TO PRESENT PRO FORMA EARNINGS PER SHARE FOR THE LATEST FISCAL YEAR AND INTERIM PERIOD IN ACCORDANCE WITH SAB TOPIC 1B3.

         We acknowledge the Staff's comment and confirm that we have included the pro forma earnings per share for the latest fiscal year and interim period on pages F-5 and F-23.

FINANCIAL STATEMENTS OF UNIVERSAL TRUCKLOAD SERVICES AS OF OCTOBER 2, 2004 CONSOLIDATED BALANCE SHEETS, PAGE F-22

         8. PLEASE INCLUDE A DISCUSSION OF THE PRO FORMA ADJUSTMENTS IN THE NOTES TO YOUR INTERIM UNAUDITED FINANCIAL STATEMENTS.

         In response to the Staff's comment, we have revised the disclosure on page F-33.

(10) SUBSEQUENT EVENTS, ACQUISITION OF NYP & ASSOCIATES, PAGE F-31

         9. PLEASE REVISE YOUR DISCLOSURE TO INDICATE HOW YOU WILL RECORD FOR ANY ADDITIONAL CASH CONSIDERATION PAID PURSUANT TO THE NYP PURCHASE AGREEMENT. IF YOU WILL EMPLOY THE FORMER OWNERS, PLEASE SUPPLEMENTALLY ADDRESS THE INDIVIDUAL FACTORS DISCUSSED IN EITF 98-5. TELL US HOW THESE FACTORS SUPPORT YOUR PROPOSED ACCOUNTING.

         In response to the Staff's comment, we have revised our disclosure on pages F-18 and F-31. We further advise the Staff that the Company is employing the former owners of NYP. In response to the Staff's comment, we supplementally provide below a discussion of the individual factors discussed in EITF 98-5 that supports the Company's proposed accounting for this transaction.

         EITF 98-5 identifies the following indicators that should be considered in evaluating whether contingent consideration based on earnings or other performance measures is, in substance, additional purchase price paid for the acquired enterprise or compensation for services, use of property or profit sharing.

          o Whether the amount of contingent consideration is linked to continued employment.

          o    The duration of the continued employment.

          o    The level of compensation.

          o Whether selling shareholders who do not become employees receive lower contingent payments per share.

          o The relative amount of stock owned by the selling stockholders who remain as key employees.

          o The reasons why the acquisition agreement includes a provision for contingent payments.

          o The formula used to determine the amount of any contingent payments.

          o    The terms of any other arrangements with selling stockholders.

Each of these factors is discussed below.

1.       Factors involving the term of continuing employment.

         Linkage of Contingent Consideration to Continued Employment. EITF 98-5 states that "a contingent consideration arrangement in which the payments are automatically forfeited if employment terminates is a strong indicator that the arrangement is compensation for postcombination services. Arrangements in which the contingent payments are not affected by employment termination may indicate that the contingent payments are additional purchase price rather than compensation." The NYP asset purchase agreement requires that the Company make the contingent payments regardless of the length of time of employment of the sellers.

         Duration of Continuing Employment. EITF 98-5 states that "if the length of time of required employment coincides with or is longer than the contingent payment period, that fact may indicate that the contingent payments are, in substance, compensation." At the time of the acquisition, the Company entered into employment agreements with each of Dan Yoest, Janet Yoest and Nell Nunn that expire on November 1, 2006. These agreements may be extended for one year at the option of the employee. The acquisition agreement requires that the contingent payments continue until October 31, 2007. Because the term of the employment agreement (unless extended by the employee) does not correspond to the term of the contingent payments, the Company believes that this supports its conclusion that the contingent payments should be treated as additional consideration.

         Level of Compensation. EITF 98-5 states that "situations in which employee compensation other than the contingent payments is at a reasonable level in comparison to that of other key employees in the combined enterprise may indicate that the contingent payments are additional purchase price rather than compensation." Under the terms of their employment agreements, both Dan Yoest and Nell Nunn earn a salary of $150,000 per year. These salaries are commensurate with the salaries of the presidents and vice presidents of similar sized subsidiaries within the Company's consolidated group. Janet Yoest's salary pursuant to her employment agreement is $35,000 per year, which is commensurate with other Company employees performing similar functions. Ms. Yoest is not a key employee of the Company.

2.       Factors involving reasons for components of shareholder group.

         Contingent Payments to Selling Stockholders who are Not Employed by the Company. EITF 98-5 provides that "if selling shareholders who do not become employees receive lower contingent payments on a per share basis from what the selling shareholders who become employees of the combined enterprise receive, that fact may indicate that the incremental amount of contingent payments to the selling shareholders who become employees is compensation." In the case at hand, all selling shareholders became employees of the Company and are receiving the same contingent payments on a per share basis.

         Relative Amount of Stock Owned by Selling Stockholders who are Not Employed by the Company. EITF 98-5 states that "the relative amount of stock owned by the selling shareholders who remain as key employees may be an indicator of the substance of the contingent consideration arrangement. For example, if selling shareholders who owned substantially all of the stock in the acquired enterprise continue as key employees, that fact may indicate that the arrangement is, in substance, a profit-sharing arrangement intended to provide compensation for postcombination services. Alternatively, if selling shareholders who continue as key employees owned only a minor amount of stock of the acquired enterprise and all selling shareholders receive the same amount of contingent consideration on a per share basis, that fact may indicate that the contingent payments are additional purchase price." The selling shareholders who owned substantially all the stock of the acquired enterprise are Dan Yoest and Nell Nunn. Both are considered key employees of the Company's operating subsidiary.

3.       Factors involving reasons for contingent payment provisions.

         EITF 98-5 states that "understanding the reasons why the acquisition agreement includes a provision for contingent payments may be helpful in assessing the substance of the arrangement. For example, if the initial consideration paid at the acquisition date is based on the low end of a range established in the valuation of the acquired enterprise and the contingent formula relates to that valuation approach, that fact may suggest that the contingent payments are additional purchase price. Alternatively, if the contingent payment formula is consistent with prior profit-sharing arrangements, that fact may suggest that the substance of the arrangement is to provide compensation." In the case at hand, the Company paid $1,575,000 to the selling shareholders at closing. This represented approximately 1.1 times NYP's projected 2004 EBITDA of $1,466,000. The Company believes that this is a relatively low multiple. By comparison, the consideration paid in the Company's acquisition of AFA Enterprises, Inc. in

August 2004 represented a multiple of 3.3 times AFA's projected 2004 EBITDA. There is no contingent consideration (earn-out) due in connection with the acquisition of AFA. As such, the Company believes that this is evidence that the contingent payments should be treated as additional consideration.

4.       Factors involving formula for determining contingent consideration.

         EITF 98-5 states that "the formula used to determine the contingent payment may be helpful in assessing the substance of the arrangement. For example, a contingent payment of five times earnings may suggest that the formula is intended to establish or verify the fair value of the acquired enterprise while a contingent payment of 10 percent of earnings may suggest a profit-sharing arrangement." In the case at hand, although the formula used to determine the amount of the contingent payments is based upon revenue generated by the NYP business, the payments are subject to NYP maintaining pretax margins in excess of 4.4%.

5.       Factors involving other agreements and issues.

         EITF 98-5 states that "the terms of other arrangements with selling shareholders (such as non-compete agreements, executory contracts, consulting contracts, and property lease agreements) and the income tax treatment of contingent payments may indicate that contingent payments are attributable to something other than consideration for the acquired enterprise." The Company's employment agreements entered into with the in connection with the NYP acquisition do contain a non-compete clause with a term equal to the later of 5 years from the date of acquisition or 2 years after the employee's termination of employment. Although, this would seem to indicate that a portion of the contingent consideration may be for the non-compete, we respectfully submit to the Staff that this is not the case because (i) it was not the Company's intention to compensate them for the term of the non-compete agreement, (ii) the Company's employment agreements with other key employees contains similar language and (iiii) the term of the non-competes and contingent payments do not correspond.

         Based on consideration of the above factors, the Company respectfully submits that the contingent payments should be treated as additional consideration.

(10) SUBSEQUENT EVENTS, DIVIDENDS, PAGE F-32

         10. ACCORDING TO PAGE 22, CENTRA HAS THE RIGHT TO PURCHASE THE DEARBORN PROPERTY FOR $11.6 MILLION, PLUS THE COST OF ANY FUTURE IMPROVEMENTS YOU MAKE TO THE PROPERTY. TELL US, AND REVISE TO DISCLOSE, THE BOOK AND THE FAIR VALUE OF THAT PROPERTY AS OF OCTOBER 2004.

         In response to the Staff's comment, we supplementally advise the Staff that the book and fair value of the Dearborn property as of October 2, 2004 was $3.5 million and $10.6 million, respectively. We have revised the disclosure on pages F-19 and F-32.

         11. AS A RELATED MATTER, WE NOTE THAT YOU HAVE AGREED TO TRANSFER ONE OF YOUR TERMINAL YARDS IN DETROIT TO CENTRA AND THAT CENTRA HAS ASSIGNED TO UTSI

                  ITS RIGHT TO ACQUIRE A TERMINAL YARD IN DEARBORN WHILE ACQUIRING AN OPTION TO PURCHASE THAT SAME YARD IN THE FUTURE. REFER TO PAGE F-33. IN VIEW OF THE NATURE AND NUMBER OF THESE RECENT ARRANGEMENTS, PLEASE SUPPLEMENTALLY EXPLAIN THEIR BUSINESS PURPOSE.

         In response to the Staff's comment, we supplementally advise the Staff that in December 2004 the Company and CenTra engaged in the following real property transactions:

                  o CenTra assigned its right to acquire a terminal yard in Dearborn, Michigan to the Company (the "K and R Property");

                  o An exchange of properties whereby the Company transferred a terminal yard in Detroit, Michigan to CenTra in exchange for an office building in Tampa, Florida previously owned by CenTra; and

                  o the Company granted CenTra a repurchase option in the K and R Property.

         The Company's primary business purpose for pursuit of acquisition of the terminal yard in Dearborn, Michigan was twofold. First, the Dearborn terminal yard is immediately adjacent to another terminal yard owned by the Company. Acquiring this additional facility, will allow the Company to combine it with its existing intermodal facility and expand its intermodal operations in Dearborn. Second, the Dearborn facility is closer to the railhead where the Company picks up the intermodal shipments than its alternative property in Detroit.

         The Company desired to acquire the office building in Tampa, Florida because it has historically used this facility in its operations and, prior to the transfer, leased this facility from CenTra. The Company granted CenTra the repurchase option on the Dearborn facility because CenTra informed the Company that CenTra may have a need for the Dearborn property for its own business purposes in the future and was unwilling to consummate the transfer without receiving such an option.

         12. THE INFORMATION INCLUDED UNDER "EXCHANGE OF PROPERTIES" DOES NOT APPEAR CONSISTENT THROUGHOUT THE FOOTNOTE. FOR EXAMPLE, WE NOTE REFERENCES TO A BOOK VALUE OF $718,000, A NET BOOK VALUE OF $729,000 AND A NET BOOK VALUE OF $131,000. PLEASE REVISE THE FOOTNOTE TO FURTHER CLARIFY THE NATURE OF THIS TRANSACTION AND YOUR PROPOSED ACCOUNTING. REVISE FOOTNOTE (c) ON PAGE 35 FOR CLARITY AS WELL. IN ADDITION, PLEASE PROVIDE US WITH THE JOURNAL ENTRIES, IN DEBIT AND CREDIT FORMAT, YOU PROPOSE TO RECORD TO ACCOUNT FOR THIS TRANSACTION. ILLUSTRATE HOW YOU DERIVED THE NUMBERS USED IN THESE ENTRIES AND CITE YOUR BASIS IN GAAP FOR YOUR VALUTIONS AND ACCOUNTING. WE MAY HAVE FURTHER COMMENTS UPON REVIEW OF YOUR REVISIONS AND YOUR RESPONSE.

         In response to the Staff's comment, we respectfully advise the Staff that the inconsistencies noted in the book values discussed is a result of the book value of the Detroit, Michigan property being disclosed at the date of the exchange ($718,000) and at October 2, 2004 ($729,000). CenTra's book value in the Tampa, Florida property at the date of exchange ($131,000) is also disclosed. We have revised the disclosure on pages 35, F-19 and F-33.

         Attached as Exhibit A to this letter are the journal entries, in debit and credit format, to account for this transaction, including the sources of the numbers used in these entries.

         We further respectfully advise the Staff that the transfer of these assets was recorded at the Company's and CenTra's historical cost basis in each of these assets. In determining the accounting treatment, the Company considered paragraph D12 of SFAS 141, which states "when accounting for a transfer of assets or exchange of shares between entities under common control, the entity that receives the net assets or the equity interests shall initially recognize the assets and liabilities transferred at their carrying amounts in the accounts of the transferring entity at the date of transfer."


                                      * * *


         Please contact William Brentani at (650) 251-5110 or Thomas Wuchenich at (310) 407-7505 with any questions regarding the foregoing.



                                           Very truly yours,



                                           Simpson Thacher & Bartlett LLP




cc: Robert E. Sigler
    Mark Scudder
    Dave Ufheil
    Kerry Crenshaw

                                    EXHIBIT A

Following is the journal entry we propose recording to account for the property exchange between us and CenTra:

                                                                       DEBIT                   CREDIT
                                                                  --------------          ----------------
   Tampa, Florida Land and Building                              (a)       $225,000
   Long-term deferred tax asset                                  (b)        192,000
   Retained earnings                                             (c)        395,000
              Detroit, Michigan land and building                                     (d)      $718,000
             Cash                                                                     (e)        94,000

(a) Amount represents CenTra's net book value of the Tampa property on the date of transfer of $131,000 plus the $94,000 of consideration paid in connection with the transaction.

(b) Amount represents the deferred tax asset arising from the difference between our book and tax basis in the Tampa, Florida property net of the deferred tax liability arising from the deferred tax gain resulting from this transaction. These amounts are computed as follows:

         Fair value of the Detroit, Michigan property                                            $1,060,000
         Consideration paid in connection with the exchange                                          94,000
                                                                                            ----------------

         UTSI's tax basis in the Tampa property after the exchange                                1,154,000
         Less: UTSI book basis in the Tampa property after the exchange                             225,000
                                                                                            ----------------

         Difference in UTSI's book and tax basis in Tampa property                                  929,000
         Effective tax rate                                                                          37.50%
                                                                                            ----------------

         Deferred tax asset                                                                        $349,000
                                                                                            ================

         Fair value of the Detroit, Michigan property                                            $1,060,000
         Consideration paid in connection with the exchange                                          94,000
                                                                                            ----------------

         UTSI's tax basis in the Tampa property after the exchange                                1,154,000
         Less: UTSI's tax basis in the Detroit, Michigan property                                   736,000
                                                                                            ----------------

         Deferred gain on intercompany exchange                                                     418,000
         Effective tax rate                                                                          37.50%
                                                                                            ----------------

         Deferred tax liability                                                                    $157,000
                                                                                            ================

(c) Amount equals the difference between what UTSI has received and what it has transferred to CenTra and is deemed a distribution to CenTra.

(d) Amount represents UTSI's net book value of the Detroit property on the date of transfer.

(e)      Amount represents cash paid by UTSI in the property exchange.